25 April 2006





TESCO PLC
PRELIMINARY RESULTS 2005/6

Year ended 25 February 2006*

STRONG PROGRESS ACROSS THE GROUP

RESULTS

On a continuing** business basis:	Including 52 weeks International		Including 60 weeks International	
Group sales (inc. VAT)	£41.8bn	13.2%	£43.1bn	16.7%
Group revenue (exc. VAT)	£38.3bn	13.0%	£39.5bn	16.5%
New underlying profit***	£2,251m	16.9%	£2,277m	18.3%
Old UK GAAP underlying profit**** (LY £2,029m)	£2,307m	13.7%	-	-
Group profit before tax	£2,210m	16.7%	£2,235m	18.0%
New underlying diluted earnings per share	20.06p	14.1%	20.30p	15.5%
Diluted earnings per share	19.70p	13.9%	19.92p	15.1%

HIGHLIGHTS (on a 52-week basis)

- **13.2% increase in group sales****
- **16.9% increase in new underlying profit*****
- **14.1% increase in new underlying*** diluted earnings per share**
- **14.2% increase in full year dividend – in future also to rise in line with earnings**
- **Return on capital employed reaches 12.8%. Target of 12.2% exceeded two years early. New target set**
- **Up to £5bn cash to be released from property over next five years - £1.5bn to be used to buy-back shares to offset future earnings per share dilution from options etc.**
- **Good progress with all four parts of strategy:**
  - **International sales up 23.0%; pre-property operating profit up 28.8%**
  - **Core UK sales up 10.7%; pre-property operating profit up 10.6%**
  - **UK Non-food sales up 13%**
  - **Tesco.com sales up 31.9% to almost £1bn; Tesco Personal Finance delivers £139m profit; Telecoms customer numbers exceed 1.5m**
- **Over 20,000 new jobs to be created worldwide this year**
- **New £100m capital fund established to invest in environmental technology**

Terry Leahy, Chief Executive, comments:

" These results represent good progress across the group in a more challenging year. By investing to improve the shopping experience for customers in our businesses around the world, we have been able to deliver another strong sales performance, manage the impact of higher oil-related and other external costs and improve returns for shareholders."

* In April 2005, Tesco announced that in the 2005/6 financial year it intended to align the year end of its International operations with its UK business. These results combine 60-weeks trading for International and 52-weeks trading for the UK and Republic of Ireland, for the period ended 25 February 2006.

** These results are presented on a continuing business basis (i.e. excluding Taiwan, which we intend to divest as part of the asset swap deal with Carrefour announced last September).

*** New underlying pre-tax profit is our internal profit measure which excludes IAS 32 and IAS 39 and the non-cash elements of IAS 19, which are replaced by the normal cash contributions.

**** Our pre-IFRS underlying pre-tax profit excluded net profit or loss on disposal of fixed assets, integration costs and goodwill amortisation.

RESULTS

Year-end Convergence. We announced in April 2005 that due to the increasing contribution our international businesses make to group results, we had taken a decision to align our international accounting period with the UK's year-end in 2005/6. These results therefore report on the performance of our international business on the basis of a 60-week (14 month) year, including a 36-week second half to the end of February, compared with the normal 52 weeks to the end of December. The UK and Republic of Ireland's accounting period remains unchanged.

Where appropriate for ease of comparison, international and Group results are also reported on a 52-week basis (based on the normal 12 month calendar year for International).

Group. These results are presented on a continuing business basis (i.e. excluding Taiwan, which we intend to divest as part of the asset swap deal with Carrefour announced last September).

	52 weeks			60 weeks		
	Actual rates		Constant	Actual rates		Constant
Group sales (inc. VAT)	£41,819m	13.2%	11.6%	£43,137m	16.7%	15.0%
Statutory profit before tax	£2,210m	16.7%	15.3%	£2,235m	18.0%	16.5%

Following our transition to IFRS, we have introduced a new underlying profit measure, which excludes the impact of the volatile non-cash elements of IAS 19, IAS 32 and IAS 39 (principally pension costs and the marking to market of financial instruments).

	52 weeks			60 weeks		
	Actual rates		Constant	Actual rates		Constant
New underlying profit before tax	£2,251m	16.9%	15.5%	£2,277m	18.3%	16.8%

For comparison, using our pre-IFRS underlying profit definition, profit increased by 13.7% to £2,307m on a 52-week basis (last year £2,029m).

IFRS. From the beginning of the financial year we have fully adopted International Financial Reporting Standards (IFRS). Prior year (2004/5) comparatives have been restated and these are used as the basis for comparison throughout this statement, except for the adoption of IAS 32 and IAS 39. For these we used the exemption available under IFRS1 in 2004/5, and they were adopted for the first time in 2005/6.

The impact of IFRS on profit after tax for the whole of 2005/6, before IAS 32 and IAS 39, is a reduction of £37m, broadly in line with the guidance we provided at our IFRS Seminar in February 2005. Together, IAS32 and IAS39 reduced pre-tax profit in the year by £13m.

The following table shows key results as reported under IFRS and the equivalent performance using our previous accounting policies under UK GAAP. Further summary reconciliations to UK GAAP can be found in Appendices A and B.

Key IFRS profit measures and UK GAAP equivalent measures

On a continuing and 52-Week Comparison Basis	IFRS			UK GAAP equivalent*		
	05/06	04/05	Growth	**05/06**	04/05	Growth
Group profit before tax (£m)	2,210	1,894	16.7%	2,287	1,962	16.6%
New underlying profit (£m)	2,251	1,925	16.9%	n/a	n/a	n/a
Pre-IFRS group underlying profit (£m) **	n/a	n/a	n/a	2,307	2,029	13.7%
UK operating profit (£m)***	1,788	1,556	14.9%	1,858	1,694	9.7%
Asia operating profit (£m)***	200	153	30.7%	200	152	31.6%
Europe operating profit (£m)***	265	243	9.1%	272	218	24.8%
Joint Ventures & Associates (£m) ****	82	74	10.8%	160	135	18.5%
Underlying diluted EPS (p)	20.06	17.58	14.1%	20.43	18.30	11.6%

* Under UK GAAP, Taiwan losses are included.
** Underlying pre-tax profit excluded net profit or loss on disposal of fixed assets, integration costs and goodwill amortisation.
*** Under UK GAAP, our operating profit measure excluded net profit or loss on disposal of fixed assets, integration costs and goodwill amortisation.
**** Under IFRS, share of Joint Ventures and Associates profit is reported net of interest and tax.

International.

	52 weeks			60 weeks		
	Actual rates		Constant	Actual rates		Constant
International sales (inc. VAT)	£9,162m	23.0%	15.5%	£10,480m	40.7%	31.8%
International pre-property operating profit	£474m	28.8%	21.6%	£505m	37.2%	29.3%
International operating profit	£465m	17.4%	10.8%	£492m	24.2%	17.2%

International pre-property operating margins rose from 5.5% to 5.7% on a 52-week basis. Using our pre-IFRS underlying operating profit definition, and on a 52-week basis, operating profit increased by 27.6% to £472m (last year £370m).

	52 weeks			60 weeks		
	Actual rates		Constant	Actual rates		Constant
Asia sales (inc. VAT)	£3,916m	26.4%	16.8%	£4,660m	50.5%	39.0%
Asia pre-property operating profit	£203m	30.1%	20.0%	£236m	51.3%	39.6%
Asia operating profit	£200m	30.7%	20.6%	£229m	49.7%	38.2%

	52 weeks			60 weeks		
	Actual rates		Constant	Actual rates		Constant
Rest of Europe sales (inc. VAT)	£5,246m	20.6%	14.6%	£5,820	33.8%	26.7%
Rest of Europe pre-property operating profit	£271m	27.8%	22.7%	£269m	26.9%	21.8%
Rest of Europe operating profit	£265m	9.1%	4.7%	£263m	8.2%	3.9%

Operating profit growth in Rest of Europe was impacted by the existence of a one-off £31m property profit in the prior year (see Appendix B2). Pre-property operating profit in Rest of Europe rose by 27.8% on a 52-week basis.

UK. UK sales increased by 10.7% to £32.7bn (last year £29.5bn), with like-for-like growth of 7.5% (including volume of 7.6%) and 3.2% from net new stores. Deflation overall was 0.1%, despite the effect of rising oil prices on our petrol business. We saw deflation of 1.8% in our stores as we continued to invest in lowering prices for customers.

Petrol continues to have a significant impact on sales growth, helped by our efforts to keep fuel prices down, although its contribution to like-for-like sales during the second half, against last year's exceptionally strong growth, was lower than in the first half.

Fourth quarter like-for-like sales growth, excluding petrol, was 4.9%. Including petrol, like-for-like sales grew by 6.2%. Total sales grew by 9.4% in the quarter, including 3.2% from net new stores. In the final seven weeks of the financial year, like-for-like growth, excluding petrol and adjusted for the different timing of Easter, was 4.0%. We saw slower like-for-like sales growth in January but the rate of growth picked up in February before the year-end and again in the early weeks of the current year.

Through good cost control and productivity we have absorbed significant external cost increases during the year, particularly during the second half, arising mainly from higher oil-related costs and increases in local business taxes. Consequently, UK operating profit was 14.9% higher at £1,788m (last year £1,556m). The UK pre-property operating profit rose 10.6% to £1,698m, leaving the operating margin unchanged at 5.7%. Using our pre-IFRS underlying profit definition, operating profit increased by 9.7% to £1,858m (last year £1,694m).

We have discontinued our practice of depreciating land premia (the premium paid for food retail use over alternative use) for store sites. Due to the general increase in land prices and in particular residual values, we believe this to be no longer appropriate. This is a change of accounting estimate and as such has been accounted for in 2005/6 and benefits the income statement by approximately £20m.

Joint Ventures and Associates. Our share of profit (net of tax and interest) for the year was £82m compared to £74m last year. Using the pre-IFRS, UK GAAP measure, our share of Joint Venture and Associates profit rose to £160m. Tesco Personal Finance profit was £139m, of which our share was £70m, down 1.4% on last year, due to the change in provision policy for bad debts under IFRS and the competitive nature of the motor insurance market. On a pre-IFRS basis, profit was slightly higher than last year, including growth of 2.4% in the second half.

Net finance costs were £127m (last year £132m), giving interest cover of 18.6 times (last year 15.3 times). Total Group tax has been charged at an effective rate of 29.0% (last year 28.6%).

New underlying diluted earnings per share increased by 14.1% to 20.06p on a 52-week comparison basis (last year 17.58p).

Dividend. The Board has proposed a final dividend of 6.10p per share (last year 5.27p). This represents an increase of 15.7% and brings the full year dividend per share to 8.63p, up 14.2% on last year. We have now built dividend cover to comfortable levels and this increase in the full year dividend is in line with 52-week earnings per share growth. We also intend to grow future dividends broadly in line with underlying diluted earnings per share growth going forward, instead of building dividend cover, which has been our dividend policy for the last three years.

The final dividend will be paid on 14 July 2006 to shareholders on the Register of Members at the close of business on 5 May 2006. Shareholders will continue to have the right to receive the dividend in the form of fully paid ordinary shares instead of cash. The first day of dealing in the new shares will be 14 July 2006.

Cash Flow and Balance Sheet. The group generated net cash of £165m during the year, benefiting from strong cash flow from operating activities (£3.4bn) and the net proceeds of £346m from our property joint venture with Consensus. Within this, £239m of cash was released from working capital, which was £199m lower than last year. This was due mainly to a smaller rise in trade creditors than last year (last year's increase was exceptionally large

and the change in the International year end reduced trade creditors), higher non-food stocks (linked to direct sourcing) and increased debtors (resulting mainly from key money on new leasehold stores in Korea).

Net borrowings, at £4.5bn at the year-end, were higher than last year, primarily due to IAS 32 and IAS 39. Excluding the impact of IAS 32 and IAS 39, net debt was broadly unchanged at £3.9bn. Gearing was 48%.

Group capital expenditure during the year (excluding acquisitions) was £2.8bn (last year £2.4bn). This includes £0.1bn of capital spent in International during the extra trading weeks in early 2006. UK capital expenditure was £1.8bn (last year £1.7bn), including £760m on new stores and £404m on extensions and refits. Total international capital expenditure rose to £1.0bn (last year £0.7bn) reflecting the extra trading weeks, plus our enlarged new store opening programme, and comprising £0.4bn in Asia and £0.6bn in Europe.

We expect group capital expenditure to be around £3.0bn this year, reflecting a stable level of investment in the existing business, together with the £250m of capital, which we announced in February would be invested in establishing our operations in the United States.

Return on Capital Employed. In January 2004, we said that we had an aspiration to increase our post tax return on capital employed (ROCE) of 10.2% in the 2002/3 financial year by 200 basis points over five years on then current plans. The excellent progress the business has made since then means that ROCE has exceeded our target of 12.2% this year; two years early.

On an equivalent (pre-IFRS) basis ROCE increased by 260 basis points to 12.8% in just three years. This represents an increase of almost 70% in the economic profit made by the business (the extent to which return on capital exceeds the estimated weighted cost of capital for the group). Operational improvement in the business has delivered almost three-quarters of this increase in returns and the balance reflects the benefits of our property funding initiatives with Topland and Consensus.

We remain committed to delivering rising returns for shareholders and to demonstrate this we have decided to set a new return on capital employed target for the group. We aim to improve ROCE by a further 200 basis points from a combination of operational improvement and more efficient use of the property element of our balance sheet. All four parts of our strategy will contribute to this improvement. The base ROCE in 2005/6 under IFRS, which includes pension fund liabilities, is 12.6% (12.7% on a 60-week basis). The formula we use for calculating ROCE can be found in Appendix C.

PROPERTY FUNDING & CONSERVING EQUITY

We have sought freehold tenure for most of our new selling space in recent years because leased developments have in the past tended to give disproportionate rewards to landlords, making it hard to remodel or expand stores. As a result, freeholds now represent significantly more of our property assets – around 85% of book value - compared with historic levels of around 70%. A strength of our balance sheet is this asset-backing; the net book value of our fixed assets is £15.9bn, most of it in freehold property valued at historic cost.

These appreciating freehold assets, whose market value we estimate to be around 50% higher than book value, provide us with the platform we require as retailers to expand and develop our stores for customers and they also represent an important store of value for our shareholders. Through capital expenditure we are currently adding some £2bn of new freehold assets a year.

Over the last two years, through our joint ventures with Topland, Consensus and Morley, Tesco has developed an updated version of our property joint ventures. These provide us with the right platform to run our stores. At the same time, they have enabled us to fund our

growth efficiently by releasing cash from our freehold property base, create a stream of material property profits and enhance returns.

Looking forward, we plan to release more cash from property in the same way, through a sequence of similar joint venture deals, both in the UK and internationally. We intend to maintain an overall asset mix of over 70% freehold. The total scale of this sale and leaseback programme in terms of cash proceeds over the next five years is expected to be up to £5bn.

At least £1.5bn of these proceeds will be used to buy Tesco shares in the market, initially to offset future dilution to earnings per share principally from scrip dividend and share option issuance. The balance will be used to enhance shareholder value, either through the funding of future growth, or by further return of capital.

PENSIONS

The provision of Tesco's award-winning UK defined benefit pension scheme for our staff remains an important priority. It goes to the heart of our values and helps us attract and retain the best people. During the year, the Trustee completed its 3-yearly valuation of the pension fund. In March 2005, it had a small deficit of £153m in a Scheme which now has over £3bn of assets. By the end of the financial year in February 2006, the fund was estimated to be fully funded, largely as a result of improved asset performance. In recognition of the increasing cost of pensions we have recently increased both the company and member contributions.

It is a young scheme. With 150,000 employed members but only 15,000 pensioners, the scheme has many years to ensure that the type of assets held match its liabilities. The fund's strategy is to invest in 50% equities, 20% bonds, 10% property and 20% alternative asset classes, including private equity and commodities. It offers the prospect, over time, of returns that should make the scheme more cost efficient for the members and the business. In 2005, the scheme's assets appreciated by around 20%.

IFRS requires that we value pension scheme liabilities using a high quality corporate bond yield, and calculate the operating charge in the income statement as if invested purely in bonds. This has proven to be an extremely volatile measure. During a two-week period in January 2006, for example, bond yields fell by 20 basis points, increasing our IAS19 liability by £200m (before tax). At February 2006, the IAS19 pension deficit was around £850m on a post-tax basis. Mainly as a consequence of bond yields falling by 0.6% during 2005/6 as a whole, our IFRS pensions charge for next year could increase by approximately £130m.

We will, of course, produce our accounts in full compliance with IFRS. However, we intend to include in our new underlying profit number, the normal cash cost of funding the pension to reflect how the fund is actually managed and funded.

STRATEGY

We have continued to make good progress with all four parts of our strategy:

- maintain a strong core UK business
- become an international retailer
- be as strong in non-food as in food
- develop retailing services

We have done this by keeping our focus on trying to improve what we do for customers. We try to make their shopping experience as easy as possible, lower prices where we can to help

them spend less, give them more choice about how they shop – in small stores, large stores or on-line, and seek to bring simplicity and value to sometimes complicated markets.

International. Our international businesses delivered a solid performance in the year, despite challenging economic and competitive conditions in some markets. With rising customer numbers, good sales growth, growing local scale, increasing store maturity and the benefits of central distribution, performance and returns from our international operations are continuing to strengthen.

	52 weeks			60 weeks		
	Actual rates		Constant	Actual rates		Constant
International sales (inc. VAT)	£9.2bn	23.0%	15.5%	£10.5bn	40.7%	31.8%
International pre-property operating profit	£474m	28.8%	21.6%	£505m	37.2%	29.3%
International operating profit	£465m	17.4%	10.8%	£492m	24.2%	17.2%

International returns are continuing to rise. On a constant currency basis, cash return on investment (CROI*) for international has increased to 11.4%, despite a high level of immature capital. Like-for-like CROI in our four largest international businesses – Thailand, Korea, Ireland and Hungary – where over 60% of our international capital is invested, is running at an average of 16%. This demonstrates that our international model is not only delivering good growth but also developing good returns as we build strong market positions, and our stores mature.

A total of 238 stores, with 5.4m square feet of selling area, were opened during the year including 72 hypermarkets. In Asia we opened 3.1m square feet of space and in Rest of Europe 2.3m square feet. In Central Europe, we opened more new space than we did in the UK. These numbers included the acquisition of 12 stores in Korea from Aram-Mart early in the first half, nine from Julius Meinl in Poland and eight Tanekin stores in Japan. 27 small stores from Edeka in the Czech Republic were acquired after the year-end.

At the end of February, our international operations were trading from 814 stores, including 341 hypermarkets, with a total of 32.8m square feet of selling space. Almost 56% of group sales area is now in International. Excluding the Edeka stores, we plan to open 392 new stores in the current year, adding 6.6m square feet of selling area.

The deal we announced in September to swap our store assets in Taiwan plus cash for Carrefour's hypermarkets in the Czech Republic and Slovakia has been given clearance by the competition authorities in Taiwan and the Czech Republic. A decision in Slovakia is expected soon and, assuming the combination of the four Carrefour stores with Tesco's existing network is permitted, we anticipate that the deal will be completed during the current year.

Multi-format capability is developing well across our International network. With our large destination stores now established and with first class supply chain infrastructure in place or planned for most of our main markets, a growing part of our new space is coming through our smaller formats, such as compact hypermarkets, discount supermarkets and convenience stores. Smaller formats serve the needs of customers in smaller catchment areas and they also cost less to build. For example, we now have Express stores in six countries outside the UK, with 139 stores in Thailand alone, and discount supermarkets in seven countries, including openings in the Czech Republic, Malaysia and Thailand. Of the 419 stores planned to open outside the UK this year (including the Edeka stores), 338 will be in smaller formats.

* Cash return on investment (CROI) is measured as earnings before interest, tax, depreciation and amortisation, expressed as a percentage of net invested capital.

Asia

	52 weeks			60 weeks		
	Actual rates		Constant	Actual rates		Constant
Asia sales (inc. VAT)	£3.9bn	26.4%	16.8%	£4.7bn	50.5%	39.0%
Asia pre-property operating profit	£203m	30.1%	20.0%	£236m	51.3%	39.6%
Asia operating profit	£200m	30.7%	20.6%	£229m	49.7%	38.2%

- We have now established a strong local team which has begun to accelerate our expansion programme in **China** beyond the Yangtse delta and manage the transfer of Tesco know-how and systems into the business. Hymall now trades from a portfolio of 39 hypermarkets with 12 more planned in the current year. The first store in Guangzhou has opened, the first in Beijing opens this Autumn and sites have been secured in Shenzhen. Hymall's sales have continued to grow strongly and the business made a small profit after tax and interest, of which our share was £2m, which is included in Joint Ventures and Associates.

- In **Japan**, it was a challenging year. Sales grew but profits reduced, mainly as a result of the cost of integrating the remaining Fre'c stores in the first half and the eight Tanekin units acquired in Tokyo in October. The first trial Express format store opened three weeks ago.

- In **Korea**, Homeplus has continued to make very pleasing progress, delivering increased sales, including strong like-for-like, and excellent profit growth. During the year we increased our selling space by 29% by opening eight new hypermarkets, including our first three compact hypers, and completing the conversion of the 12 stores we acquired in March 2005 from Aram-Mart. We are also now rolling out the Express convenience format and we have 11 such stores trading. Our organic store development programme is accelerating as planned, with a further 47 stores planned this year.

- In **Malaysia**, we moved close to break-even and we are making positive cash returns, helped by very strong sales growth, both from new space and from our existing stores. We have a good pipeline of new space to enable us to build a strong position. We opened seven new stores in the year, including our first Express store at Selayang, Selangor.

- Given the uncertainties arising from the announcement of the asset swap deal with Carrefour last September, it has been a challenging few months for the business in **Taiwan**. Sales grew strongly and although losses increased, the team has held the performance of the business together remarkably well in difficult circumstances.

- In **Thailand** we have had another excellent year, with growth in sales, profit and returns. The successful development of new formats continues and we now have 219 stores trading across four formats, including 139 Express stores, 14 Value stores and ten new supermarkets. All the newer formats are continuing to perform well, giving us many more opportunities to develop our national store network.

Rest of Europe

	52 weeks			60 weeks		
	Actual rates		Constant	Actual rates		Constant
Rest of Europe sales (inc. VAT)	£5.2bn	20.6%	14.6%	£5.8bn	33.8%	26.7%
Rest of Europe pre-property operating profit	£271m	27.8%	22.7%	£269m	26.9%	21.8%
Rest of Europe operating profit	£265m	9.1%	4.7%	£263m	8.2%	3.9%

Operating profit growth was impacted by the existence of a one-off £31m property profit in the prior year (see Appendix B2).

In Central Europe our strategic investments in lower prices, higher product quality and faster development of new space have contributed to strong sales and profit growth across the region. Successful regional initiatives to strengthen our business – from joint purchasing of own brand products to the introduction of a Cherokee clothing range – have also contributed. Customer numbers are up significantly and this is driving large market share gains.

- In the **Czech Republic**, the business has delivered strong sales and profit growth despite very competitive market conditions. We have also accelerated our new store development, adding 20% to our sales area during the year, with ten openings, including eight compact hypermarkets, and one of our new '1k' supermarket format (1,000 square metre) stores.

- The more challenging economic and retail environment has held back our growth in **Hungary** but we have still made solid progress. We have strengthened our market leading position by lowering prices, expanding our store network and developing our infrastructure. We opened 18 new stores in the year, adding 22% to our total space, including our first 30,000 square feet compact hypermarket. A further 30 stores, representing a further 880,000 square feet of new space are planned for this year.

- In **Poland**, the economic background is looking better and signs of renewed consumer confidence, combined with an improving offer in our stores, have been reflected in strengthening like-for-like sales. We have made good progress with the development of our 1k, 2k and 3k store formats, with the early units trading well, giving us access to a broader range of store development opportunities.

- In the **Republic of Ireland** we have achieved strong growth in sales and, on a pre-IFRS basis, profit as well. Under IFRS, operating profit growth was reduced due to the inclusion of a significant property profit in the prior year results. Sales growth has benefited from strong like-for-like performance and an acceleration in the growth of our space. We opened six new stores with 111,000 square feet of new sales area during the year, with a further eight new stores planned this year.

- Our business in **Slovakia** has delivered another very strong performance, with sales and profits significantly up on last year. Our new store programme is now supported by the growth of our compact hypermarket format. We now have 18 such stores, with five more planned this year. Our new central distribution depot at Beckov, measuring 500,000 square feet, is fully operational and delivering significant benefits in lower costs and better product quality.

- In **Turkey**, Kipa delivered a very strong performance. Sales rose strongly and profit doubled. We now have eight hypermarkets, including three trading very successfully outside Izmir, with eight more planned for the current year. The introduction into Kipa of a new suite of IT systems called 'Tesco in a Box' to run many key functions in the business, including supply chain and replenishment, went live last year and this implementation has been the model for subsequent roll-out to Japan and China.

Core UK Business. UK sales grew by 10.7% in the year, including a like-for-like increase of 7.5%. Growth in customer numbers was the main driver of our sales. Customer spend per visit (excluding Express) also rose in the year despite deflation in our stores.

We have continued to invest in the things that matter for customers:

- We have strengthened again our position as the UK's best value retailer by investing in lower prices for our customers, with price deflation of 1.8% during the year (excluding petrol).

- On-shelf availability has also improved again and is now at its highest ever level. Our measure of this, which is based on our in-store picking of Tesco.com orders, shows that availability improved by a full percentage point compared with last year.

- New technology has helped our 'one-in-front' checkout queue performance to improve so that many more customers wait a shorter time to be served. A total of 1.5 million customers a week, in more than 200 stores, now regularly choose to use our self-scan checkouts.

- At the same time customers are recognising that they can also shop more easily and comfortably in clearer aisles as we introduce more shelf-ready packaging to speed replenishment of products.

- We've added 200 new Finest lines this year, over 100 new Healthy Living products, including a Kids' Healthy range, nearly 100 Wholefoods natural snack and cupboard lines as well as hundreds more standard own brand and Value items.

Record efficiency savings of £330m were delivered this year by our Step-Change programme, which brings together many initiatives to make what we do better for customers, simpler for staff and cheaper for Tesco. Most of these savings are reinvested to improve our offer for customers. This year, we have made particularly good progress with our efforts to control energy costs. Other examples include:

- We have introduced mobile display units for pre-packed bread into 400 stores, with a further 300 planned in the first half of this year. Bread is now presented better for customers, availability has improved and the replenishment of stock is quicker and easier for staff.

- New ways of managing stock in stores to increase the availability of products for customers, involving scanning gaps using hand-held computers on a regular cycle, has significantly reduced out-of-stocks and also reduced costs.

We have made further good progress with the development of new space and store formats. A total of 2.0m square feet of new sales area was opened during the year in all formats, of which over 660,000 square feet was in extensions to existing stores. With Extra and Express being our least mature formats and with both now delivering above-average investment returns, these are important drivers of our growth. Going forward, we are aiming to maintain our rate of growth in selling area, from a combination of extensions, principally for non-food, and new stores.

During the year, we opened another 18 Extra hypermarkets, most of them through extensions to existing stores, bringing the total to 118. Extra now represents 31% of our total sales area. The trading performance of the large Extra stores we opened in 2005 – in Bar Hill, near Cambridge; Talbot Green, Mid-Glamorgan and Slough in Berkshire, all of which have more than 100,000 square feet of sales area, have been significantly ahead of expectations.

More customers have access to our Express convenience stores as we bring the Tesco offer and lower prices to neighbourhoods. 115 new Express stores opened during the year, bringing

the overall total to over 650. A further 130 new Expresses are planned for 2006/7, as we focus on organic expansion.

On 6 April, we submitted a response to the Office of Fair Trading on its proposal to refer the grocery sector to the Competition Commission. If an enquiry goes ahead, we believe the Commission will find that competition in our industry works well and continues to deliver value, innovation and convenience to consumers.

Non-Food. Against the background of subdued consumer spending in the UK, our non-food offer has again made very good progress. Sales growth, in the UK alone, was over 13% during the year with total non-food sales increasing to £6.8bn (last year £6.0bn). Volume growth was again even higher, driven by our ability to pass on lower prices to customers, funded by our growing scale and supply chain efficiency, including more direct sourcing in Asia.

UK consumers have been more cautious in their shopping behaviour for many months but they remain willing to spend on our competitively priced, good quality and well-presented merchandise. As a result, we have seen strong growth in most large non-food categories, including product groups which have seen flat or reduced overall consumer spending.

Our established categories, which benefit less from new space, grew strongly, with health and beauty sales increasing by 10% and stationery, news and magazines by 17%. Clothing sales grew well in a difficult market – up by 16% - and we saw strong market share gains by volume and value. Some product groups, to which we have been able to allocate more space to in our larger Extra stores, did particularly well. For example, consumer electronics sales were up 34%, sports goods 31% and books 52%.

With only just over a quarter of UK households currently able to get to an Extra store easily, we are looking at ways to improve access for our customers to our non-food offer:

- **On-line.** Following the success of tesco.com and our in-store non-food offer, we are continuing to investigate whether we could build a substantial on-line non-food business.

- **Homeplus.** The performance of our first Homeplus trial non-food only store, which opened last October in Denton, Manchester, has encouraged us to extend the trial. Further trial stores will open shortly in Bristol, Southampton and Telford. These stores, which will trade from more than 30,000 square feet sales area, will stock a wide range of non-foods, similar to the assortment offered in Extra hypermarkets.

Retailing Services. Our efforts to bring simplicity and value to sometimes complicated markets are behind the success of our retailing services businesses. Also underpinning this element of our strategy is a strong economic model, based around leveraging existing assets – either our own or a partner's - so that we can simultaneously price our services competitively for customers and also achieve high returns for shareholders.

- **tesco.com** sales continued to grow strongly - up by 31.9% in the year to almost £1bn of sales. Profit also increased by 54.9% to £56.2m. The business now has over 750,000 regular customers, more than 200,000 orders a week and represents over 3% of UK sales. For parts of the country where Tesco has few stores or where those we have are exceptionally busy, we have developed a tesco.com-only store. The first opened in Croydon, South London in February. Only a few locations are likely to be appropriate for this.

- In **Telecoms**, we are a product retailer and also an operator providing telecoms services to our customers. In both we now have a very competitive offer – from pay-as-you go mobiles to home phones and we already serve over 1.5m customers. Telecoms introduced many new services during the year, including our first dedicated

telecoms centre (inside our Slough Extra), a range of pay-monthly mobiles on-line, and Tesco internet phone, which is now available in 350 stores.

- **Tesco Personal Finance** (TPF) has delivered a good performance in a difficult financial services market. On a pre-IFRS basis total operating profit increased slightly to £205m, of which our share is £103m. Net of interest and tax, and the other reporting changes required by IFRS, profit reduced to £139m (last year £142m) of which our share is £70m. After a flat first half, in which market conditions in two of TPF's core markets – credit cards and motor insurance – were challenging, TPF saw a stronger second half performance. TPF is providing excellent and growing returns in only its eighth year of operation. Over the last two years, a total of £86m of surplus capital, representing over 37% of the original investment in the joint venture, has been returned to Tesco through two cash dividend payments. This has reduced Tesco's net investment in the joint venture to £141m. We now have over 5m customer accounts, of which 1.8m are credit cards and 1.4m are motor insurance policies. Customer numbers are up over 200,000 on last year.

CORPORATE RESPONSIBILITY

As a responsible company, Tesco works hard to bring real benefits to the communities we serve, the environment and the economy. This is recognised through our inclusion in the FTSE4Good and Dow Jones Sustainability indices.

Our fundraising efforts have again delivered great results. Each year we contribute the equivalent of at least 1% of our pre-tax profits to charities and good causes and a total of £41m was given during 2005/6 in donations, staff time and gifts in kind. Our Charity of the Year was Age Concern, for which staff and customers raised £2m.

We are committed to playing our part in tackling climate change by reducing our energy use and emissions from our distribution fleet. In 2005/6 we reduced our energy use per square foot by 15% which has saved 59,000 tonnes of carbon dioxide emissions.

We have set up a £100m fund within our business to be used for innovation in sustainable environmental technology. We will be installing wind turbines at some of our new stores, alongside solar energy technology, geothermal power, combined heat and power and trigeneration. We will also be trialling gasification, a revolutionary technology to turn waste into clean, sustainable power.

Against a baseline of 2000, we want to cut the average energy use in our buildings (KwH/sqft) in half by 2010, delivering a huge reduction in carbon emissions. We built our first model energy efficient store in Diss in 2005. The store uses 20% less energy than comparable stores by using clear roof sections to maximise natural light, wind turbines power the tills and cold air from chilled areas is re-used for air conditioning. Our second model energy store has now opened in Swansea. We are also drawing up plans for the first ever supermarket to be built entirely from recyclable materials including wood, recycled plastics and other green materials. This store which we hope to build in Aylsham in Norfolk will also house all of the latest environmental technology making it, we believe, the greenest store in the world.

Our investments will also include further recycling initiatives to make recycling easy and attractive for customers. In 2005, we recycled 71% of all store waste, saving nearly 27,000 tonnes from landfill. We invested over £600,000 in new automated recycling machines for customers at our stores in Winchester, Havant, Portsmouth, Southampton, Andover and Royston and we plan to install these at many more stores. We believe this will enable us to double the amount our customers bring for recycling and this additional material would account for around 10% of the total additional tonnage needed to meet the UK's EU packaging recycling targets by 2008.

We continue to play an active role in regeneration, encouraging inward investment and creating rewarding jobs and careers in our most deprived areas. Over the last seven years we

have completed 14 Regeneration Partnership Schemes creating 3,500 jobs and helping 2,200 long-term unemployed people back into work. In 2005/6 we completed two such Schemes in Manchester and Leicester. To attract and retain the best workforce we offer training and development to help people achieve their full potential. In 2004 we launched our Apprenticeship in Retail Scheme with just 16 staff taking part from three stores and this year 445 general assistants from 92 stores will attain their Apprenticeships and GSCE equivalent qualifications in English and Maths.

Our nutritional 'signpost' labelling provides simple, clear, information about calories, salt, fat and sugar content on the front of packs. Over 2,500 product packs have been re-designed and the entire Tesco range will have been completed by the end of the year. They are already proving very popular with customers, who are changing what they buy as a result.

We are also making our approach to corporate responsibility genuinely international. Each of our international businesses now has a corporate responsibility strategy with a set of key performance indicators.

CONTACTS

Investor Relations:	Steve Webb	01992 644800
Press:	Jonathan Church	01992 644645
	Angus Maitland - The Maitland Consultancy	0207 379 5151

This document is available via the internet at www.tesco.com

A meeting for investors and analysts will be held today at 9.00am and a press conference at 11.00am both at the Royal Bank of Scotland, 280 Bishopsgate, London EC2 4RB.

A Cantos interview with Sir Terry Leahy is available now to download in video, audio and transcript form at either www.tesco.com/corporate or www.cantos.com

APPENDIX A – Reconciliation of group profit on a 52-week basis

A1 – Impact of initial transition to IFRS on profit before tax and profit after tax

	Actual 2005/06 £m	Actual 2004/05 £m	IFRS seminar guidance for 2004/05 £m
Share-based payments	(50)	(52)	(50)
Pensions	(43)	(41)	(40)
Goodwill	66	61	60
JV's/ Associates tax	(38)	(32)	(30)
Leasing			
- Operating leases to finance leases	(4)	(4)	Immaterial
- Fixed rental uplifts	(12)	(8)	-
Derecognition of JV loss	3	2	-
Reversal of impairment provision	5	-	-
Profit before tax	**(73)**	**(74)**	**(50) to (70)**
Tax	36	52	40 to 50
Profit after tax	**(37)**	**(22)**	**0 to (30)**

A2 - Impact of adoption of IAS 32 and IAS 39 on 2005/06 profit before tax

	£m
Fair value of derivatives	(8)
Impact on Tesco Personal Finance	(4)
Korean share purchase agreement	
- Change in net present value	(11)
- Revaluation of liability	24
- Foreign exchange revaluation	(14)
	(13)*

* Excluding the impact on TPF, IAS 32 and IAS 39 reduce profit before tax by £9m in 2005/6

A3 - Reconciliation of IFRS profit before tax to UK GAAP underlying profit

	Actual 2005/06 £m
IFRS profit before tax (from continuing operations)	**2,210**
less: Loss before tax on discontinuing operation	(9)
	2,201
add back: Initial transition to IFRS	73
add back: Impact of IAS 32 and IAS 39	13
Pro-forma UK GAAP profit before tax	**2,287**
add back: Integration costs	35
add back: Goodwill amortisation	66
less: Property profit	(81)
Pro-forma UK GAAP underlying profit	**2,307**

APPENDIX B - Reconciliation of segmental operating profit on a 52-week basis

B1 - Reconciliation of UK operating profit

	2005/06 £m	2004/05 £m	Growth
IFRS operating profit	**1,788**	**1,556**	**14.9%**
add back: Share-based payments	44	48	
add back: Pensions	67	43	
add back: write down of iVillage investment	-	6	
less: Leasing	(2)	(2)	
add back: Fixed rental uplift adjustment	19	11	
less: Profit arising on property-related items	(90)	(21)	
add back: Integration costs	32	53	
Pro-forma UK GAAP underlying operating profit	**1,858**	**1,694**	**9.7%**

B2 - Reconciliation of International operating profit

Asia

	2005/06 £m	2004/05 £m	Growth
IFRS operating profit (excluding Taiwan)	**200**	**153**	**30.7%**
less: Taiwan operating loss	(9)	(6)	
add back: Share-based payments	2	1	
add back: Fixed rental uplift adjustment	1	1	
add back: Loss arising on property-related items	3	3	
add back: Integration costs	3	-	
Pro-forma UK GAAP underlying operating profit	**200**	**152**	**31.6%**

Europe

	2005/06 £m	2004/05 £m	Growth
IFRS operating profit	**265**	**243**	**9.1%**
add back: Share-based payments	4	3	
add back: Pensions	1	2	
less: Release of impairment provision	(5)	-	
add back: Leasing	-	1	
add back/(less): Loss/(Profit) arising on property-related items	6	(31)	
add back: Integration costs	1	-	
Pro-forma UK GAAP underlying operating profit	**272**	**218**	**24.8%**

APPENDIX C – Calculation of Return on Capital Employed (ROCE) on an IFRS basis

ROCE is calculated as:

Numerator: Profit before interest, less tax

Denominator: Average of opening and closing:

Net assets
Add net debt
Add dividend creditor
Less assets held for sale and assets of disposal groups
Add disposal group liabilities

ROCE calculation for 60 weeks on a continuing basis under IFRS

		2005/6 £m
Numerator		
Profit before tax from continuing operations		2,235
Add back: finance costs		241
Less: finance income		(114)
		2,362
Less: tax at effective rate		
- Income tax	649	
- Profit before tax	2,235	
- Effective rate of tax on continuing operations	29.04%	(686)
Profit before interest, less tax (numerator)		**1,676**

	2006 £m	2005 £m
Denominator		
Net assets	9,444	8,654
Add back: net debt	4,509	3,899
Add back: dividend creditor	6	6
Less: assets held for sale and assets of the disposal group	(168)	-
Add back: Liabilities associated with the disposal group	86	-
Capital employed	13,877	12,559
Average capital employed (denominator)	**13,218**	
60-week IFRS ROCE	**12.7%**	

TESCO PLC

GROUP INCOME STATEMENT

Year ended 25 February 2006*

	Note	2006 £m	2005 £m	Increase %
Continuing operations				
Revenue (Sales excluding VAT)	2	**39,454**	**33,866**	**16.5**
Cost of sales		(36,426)	(31,231)	
Gross Profit		3,028	2,635	
Administrative expenses		(825)	(732)	
Profit arising on property related items		77	49	
Operating Profit	2	**2,280**	**1,952**	**16.8**
Share of post-tax profits of joint ventures and associates		82	74	
Finance costs		(241)	(235)	
Finance income		114	103	
Profit before tax		**2,235**	**1,894**	**18.0**
Taxation		(649)	(541)	
Profit for the period from continuing operations		**1,586**	**1,353**	**17.2**
Discontinuing operation				
Loss for the period from discontinuing operation		(10)	(6)	
Profit for the period		**1,576**	**1,347**	**17.0**
Attributable to:				
Equity holders of the parent	4	1,570	1,344	
Minority interests		6	3	
		1,576	1,347	
Earnings per share from continuing and discontinuing operations				
Basic	4	20.07p	17.44p	15.1
Diluted	4	19.79p	17.22p	14.9
Earnings per share from continuing operations				
Basic	4	20.20p	17.52p	15.3
Diluted	4	19.92p	17.30p	15.1

	Note	£m	£m	%
Non-GAAP measure: new underlying profit	1	£m	£m	
Profit before tax (excluding discontinuing operation)		2,235	1,894	18.0
Adjustments for:				
IAS 32 and IAS 39		9	-	
Total IAS 19 Income Statement charge	8	303	268	
'Normal' cash contributions for pensions	8	(270)	(237)	
		2,277	1,925	18.3
Underlying diluted EPS		20.30p	17.58p	15.5

	Note	2006	2005	Increase %
Dividend per share (including proposed final dividend)	3	8.63p	7.56p	14.2

* Results for the year ended 25 February 2006 includes 52 weeks for the UK and the Republic of Ireland and 60 weeks for the majority of the remaining international businesses

TESCO PLC

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

Year ended 25 February 2006*

	Note	2006 £m	2005 £m
Gains on revaluation of available-for-sale investments		2	-
Currency translation differences		25	11
Actuarial losses on defined benefit pension schemes	8	(442)	(230)
Gains on cash flow hedges		39	-
Tax on items taken directly to equity		133	92
Net expense recognised directly in equity		**(243)**	**(127)**
Profit for the financial period		1,576	1,347
Total recognised income and expense for the period		**1,333**	**1,220**
Attributable to:			
Equity holders of the parent	7	1,327	1,217
Minority interests		6	3
		1,333	1,220
Effect of changes in accounting policy (adoption of IAS 32/39):			
Equity holders of the parent	10	(314)	
Minority interests		-	
		(314)	

TESCO PLC

GROUP BALANCE SHEET

	Note	25 Feb 2006 £m	26 Feb 2005 £m
Non-current assets			
Goodwill and intangible assets		1,525	1,408
Property, plant and equipment		15,882	14,521
Investment property		745	565
Investments in joint ventures and associates		476	416
Other investments		4	7
Deferred tax assets		12	14
		18,644	16,931
Current assets			
Inventories		1,464	1,309
Trade and other receivables		892	769
Derivative financial instruments		70	-
Cash and cash equivalents		1,325	1,146
		3,751	3,224
Non-current assets classified as held for sale and assets of the disposal group		168	-
		3,919	3,224
Current liabilities			
Trade and other payables		(5,083)	(4,974)
Financial liabilities			
- Borrowings		(1,646)	(482)
- Derivative financial instruments		(239)	-
Current tax liabilities		(462)	(221)
Provisions		(2)	(3)
		(7,432)	(5,680)
Liabilities directly associated with the disposal group		(86)	-
		(7,518)	(5,680)
Net current liabilities		(3,599)	(2,456)
Non-current liabilities			
Financial liabilities			
- Borrowings		(3,742)	(4,563)
- Derivative financial instruments and other liabilities		(294)	-
Post-employment benefit obligations	8	(1,211)	(735)
Other non-current liabilities		(29)	(21)
Deferred tax liabilities		(320)	(496)
Provisions		(5)	(6)
		(5,601)	(5,821)
Net assets		9,444	8,654

	Note	25 Feb 2006 £m	26 Feb 2005 £m
Equity			
Share capital		395	389
Share premium account		3,988	3,704
Other reserves		40	40
Retained earnings		4,957	4,470
Equity attributable to equity holders of the parent		9,380	8,603
Minority interests		64	51
Total equity	7	9,444	8,654

TESCO PLC

GROUP CASH FLOW STATEMENT

Year ended 25 February 2006*

	Note	2006 £m	2005 £m
Cash flows from operating activities			
Cash generated from operations	5	3,412	3,009
Interest paid		(364)	(350)
Corporation tax paid		(429)	(483)
Net cash from operating activities		**2,619**	**2,176**
Cash flows from investing activities			
Acquisition of subsidiaries, net of cash acquired		(54)	(81)
Proceeds from sale of subsidiary, net of cash disposed		-	5
Purchase of property, plant and equipment & investment property		(2,561)	(2,197)
Purchase of intangible assets		(139)	(107)
Proceeds from sale of property, plant and equipment		664	823
Net increase in loans to joint ventures		(16)	(10)
Equity investments made		(34)	(152)
Dividends received		82	135
Interest received		96	83
Net cash used in investing activities		**(1,962)**	**(1,501)**
Cash flows from financing activities			
Proceeds from issue of ordinary share capital		123	146
Repayments of borrowings		(109)	(18)
New finance leases		-	161
Repayments of obligations under finance leases		(6)	(349)
Dividends paid		(441)	(448)
Own shares purchased		(59)	(143)
Net cash used in financing activities		**(492)**	**(651)**
Net increase in cash and cash equivalents		**165**	**24**
Cash and cash equivalents at beginning of period		**1,146**	**1,100**
Effect of foreign exchange rate changes		16	22
Cash and cash equivalents at end of period		**1,327**	**1,146**
Less cash held in disposal group		**(2)**	**-**
Cash and cash equivalents not held in a disposal group		**1,325**	**1,146**

Reconciliation of net cash flow to movement in net debt

	Note	2006 £m	2005 £m
Net increase in cash and cash equivalents		165	24
Cash outflow from decrease in debt and lease financing		115	206
Loans and finance leases acquired with subsidiaries		-	(17)
Net debt included within disposal group		55	-
Other non-cash movements		(357)	11
(Increase)/decrease in net debt in the period before the impact of IAS 32 and IAS 39		(22)	224
IAS 32 and IAS 39 adjustments to net debt		(588)	-
(Increase)/decrease in net debt		(610)	224
Opening net debt		**(3,899)**	**(4,123)**
Closing net debt	6	**(4,509)**	**(3,899)**

NB: The reconciliation of net cash flow to movement in net debt is not a primary statement and does not form part of the cash flow statement.

The Preliminary Report for the year ended 25 February 2006 was approved by the Directors on 24 April 2006.

NOTE 1 General information

Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretation Committee (IFRIC) interpretations as endorsed by the European Union, and those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

This is the first year that the Group's consolidated financial statements have been prepared under IFRS and IFRS 1 'First time adoption of IFRS' has been applied. Accordingly, the comparatives presented in this document have been restated for IFRS, with the exception of IAS 32 'Financial Instruments: Presentation and Disclosure' and IAS 39 'Financial Instruments: Recognition and Measurement' for which the Group took advantage of the one-year exemption available. Therefore, for the 2004/05 comparatives, financial instruments continue to be accounted for and presented in accordance with UK Generally Accepted Accounting Principles (UK GAAP), with an opening balance sheet adjustment made at 27 February 2005 to bring the Group in line with IAS 32 and IAS 39.

The accounting policies of the Group under IFRS are available on the Group's website (www.tesco.com/corporate).

Reconciliations between UK GAAP and IFRS for the year ended 26 February 2005 are included in note 9.

The financial information set out in this document does not constitute the statutory accounts of the Group for the years ended 25 February 2006 or 26 February 2005 but is derived from the 2006 Annual Report and Financial Statements. The Annual Report and Financial Statements for 2005, which were prepared under UK GAAP, have been delivered to the Registrar of Companies and the Group Annual Report and Financial Statements for 2006, prepared under IFRS, will be delivered to the Registrar of Companies in due course. The auditors have reported on those accounts and have given an unqualified report which does not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

Use of adjusted measures

The Directors believe that the new underlying profit and underlying diluted earnings per share measures provide additional useful information for shareholders on underlying trends. These measures are used for internal performance analysis. Underlying profit is not defined by IFRS and therefore may not be directly comparable with other companies' adjusted profit measures. It is not intended to be a substitute for, or superior to IFRS measurements of profit.

The adjustments made to reported profit before tax are:

- IAS 32/39 adjustments – fair value remeasurements – under IAS 32/39, the Group applies hedge accounting to its various hedge relationships (principally interest rate swaps, cross currency swaps and forward exchange contracts and options) when it is allowed under the rules of IAS 39 and practical to do so. Sometimes, the Group is unable to apply hedge accounting to the arrangements, but continues to enter into these arrangements as they provide certainty or active management of the exchange rates and interest rates applicable to the Group. The Group believes these arrangements remain effective and economically and commercially viable hedges despite the inability to apply hedge accounting.

  Where hedge accounting is not applied to certain hedging arrangements the reported results reflect the movement in fair value of related derivatives due to changes in foreign exchange and interest rates. In addition at each period end, any gain or loss accruing on open contracts is recognised in the result for the period, regardless of the expected outcome of the hedging contract on

termination. This may mean that the Income Statement charge is highly volatile, whilst the resulting cash flows may not be as volatile. The underlying profit measure removes this volatility to help better identify underlying business performance.

- IAS 19 Income Statement charge - Under IAS 19 'Employee Benefits', the cost of providing pension benefits in the future is discounted to a present value at the corporate bond yield rates applicable on the last day of the previous financial year. Corporate bond yields rates vary over time which in turn creates volatility in the Income Statement and Balance Sheet. IAS 19 also increases the charge for young pension schemes, such as Tesco's, by requiring the use of rates which do not take into account the future expected returns on the assets held in the pension scheme which will fund pension liabilities as they fall due. The sum of these two effects makes the IAS 19 charge disproportionately higher and more volatile than the cash contributions the Group is required to make in order to fund all future liabilities.

  Therefore within underlying profit we have included the 'normal' cash contributions within the measure but excluded the volatile element of IAS 19 to represent what the group believes to be a fairer measure of the cost of providing post retirement benefits.

NOTE 2 Segmental analysis

Management view the Group's operations of retailing and associated activities as being carried out within three geographical areas – the UK, the Rest of Europe and Asia. The Group's geographical segments are determined by the location of the Group's assets and operations. These geographical areas are the basis on which the Group reports its primary segment information.

The Rest of Europe reporting segment includes the Republic of Ireland, Hungary, Poland, the Czech Republic, Slovakia and Turkey. The Asia reporting segment includes Thailand, South Korea, Malaysia and Japan. Given its pending transfer to the Carrefour Group, our Taiwanese business (previously included within the Asia segment) has been included within discontinuing operations.

Year ended 25 February 2006	**2006 Sales including VAT £m**	**2006 Revenue excluding VAT £m**	**2006 Operating profit £m**	**2005 Sales including VAT £m**	**2005 Revenue excluding VAT £m**	**2005 Operating profit £m**
Continuing operations						
UK	32,657	29,990	1,788	29,511	27,146	1,556
Rest of Europe	5,820	5,095	263	4,349	3,818	243
Asia	4,660	4,369	229	3,097	2,902	153
	43,137	39,454	2,280	36,957	33,866	1,952
Share of post-tax profit from joint ventures and associates			82			74
Net finance costs			(127)			(132)
Profit before tax			2,235			1,894
Taxation			(649)			(541)
Profit for the period from continuing operations			**1,586**			**1,353**
Loss from discontinuing operation			**(10)**			**(6)**
Profit for the period			**1,576**			**1,347**

NOTE 3 Dividends

	2006 Pence/share	2005 Pence/share	2006 £m	2005 £m
Amounts recognised as distributions to equity holders in the period:				
Final dividend for the year ended 26 February 2005	5.27	4.77	410	365
Interim dividend for the year ended 25 February 2006	2.53	2.29	199	177
	7.80	**7.06**	**609**	**542**
Proposed final dividend	6.10	5.27	482	410

The proposed final dividend was approved by the Board on 24 April 2006 but was not included as a liability as at 25 February 2006, in accordance with IAS 10 'Events after the Balance Sheet date'.

NOTE 4 Earnings per share and diluted earnings per share

Earnings per share is calculated by dividing the profit for the period attributable to the equity holders of the parent by the weighted average number of ordinary shares in issue during the period. Diluted earnings per share is calculated by dividing the profit for the period attributable to the equity holders of the parent by the weighted average number of ordinary shares in issue during the period adjusted for the effects of dilutive options.

	2006			**2005**		
	Basic	**Potentially dilutive share options**	**Diluted**	**Basic**	**Potentially dilutive share options**	**Diluted**
Profit (£m)						
Continuing operations	1,580	-	1,580	1,350	-	1,350
Discontinuing operation	(10)	-	(10)	(6)	-	(6)
Total	1,570	-	1,570	1,344	-	1,344
Weighted average number of shares (millions)	7,823	109	7,932	7,707	97	7,804
Earnings per share (pence)						
Continuing operations	20.20	(0.28)	19.92	17.52	(0.22)	17.30
Discontinuing operation	(0.13)	-	(0.13)	(0.08)	-	(0.08)
Total	20.07	(0.28)	19.79	17.44	(0.22)	17.22

NOTE 4 Earnings per share and diluted earnings per share (continued)

Continuing operations underlying earnings per share reconciliation

	2006 %	2006 £m	2005 %	2005 £m
Underlying profit		2,277		1,925
Effective tax rate on continuing operations	29.04	(661)	28.56	(550)
Minority interests		(6)		(3)
Total		1,610		1,372
Underlying diluted EPS (pence)		20.30p		17.58p

NOTE 5 Reconciliation of operating profit to cash generated from operations

	2006 £m	2005 £m
Operating profit	2,280	1,952
Operating loss of discontinuing operation	(9)	(6)
Depreciation and amortisation	838	743
Profit arising on property related items	(77)	(49)
Loss arising on disposal of non-property assets	4	-
Reversal of impairment provisions	(5)	-
Share-based payments	142	131
Additional pension contribution	-	(200)
Increase in inventories	(146)	(67)
Increase in trade and other receivables	(38)	(48)
Increase in trade payables	89	337
Increase in other payables	334	216
Decrease in working capital (a)	239	438
Cash generated from operations (b)	**3,412**	**3,009**

(a) The decrease in working capital includes the impact of translating foreign currency working capital movements at average exchange rates rather than period end exchange rates.

(b) The subsidiaries acquired during the period have not had a significant impact on Group operating cash flows.

NOTE 6 Analysis of changes in net debt

	At 26 Feb 2005	Opening adjustment for IAS 32 and 39	Cash flow	Net debt held in disposal group	Other non-cash movements	At 25 Feb 2006
	£m	£m	£m	£m	£m	£m
Cash and cash equivalents	1,146	-	165	(2)	16	1,325
Finance lease debtors	-	-	-	-	17	17
Derivative financial instruments included in debtors	-	40	(22)	-	52	70
Cash and receivables	**1,146**	**40**	**143**	**(2)**	**85**	**1,412**
Bank and other borrowings	(471)	(63)	(1,074)	57	(75)	(1,626)
Finance leases	(11)	-	6	-	(15)	(20)
Derivative financial instruments	-	(258)	300	-	(281)	(239)
Debt due within one year	**(482)**	**(321)**	**(768)**	**57**	**(371)**	**(1,885)**
Bank and other borrowings	(4,486)	(53)	939	-	(58)	(3,658)
Finance leases	(77)	-	-	-	(7)	(84)
Derivative financial instruments	-	(402)	(34)	-	142	(294)
Debt due after one year	**(4,563)**	**(455)**	**905**	**-**	**77**	**(4,036)**
	(3,899)	**(736)**	**280**	**55**	**(209)**	**(4,509)**

NOTE 7 Reconciliation of movements in equity

	2006	2005
	£m	£m
Equity attributable to equity holders of the parent: At 26 February 2005	8,603	7,693
Transition adjustments on adoption of IAS 32 and IAS 39	(314)	-
At 27 February 2005	8,289	7,693
Total recognised income and expense for the period	1,327	1,217
Share-based payments	57	56
New share capital subscribed less expenses	111	130
Reduction/(increase) in own shares held	38	(44)
Dividends to equity holders of the parent company	(609)	(542)
Payment of dividends by shares in lieu of cash	167	93
At 25 February 2006	9,380	8,603
Minority interests	64	51
Total equity	9,444	8,654

NOTE 8 Post employment benefits

The Group operates a variety of post-employment benefit arrangements covering both funded and unfunded defined benefit schemes and funded defined contribution schemes. The most significant are funded defined benefit schemes for the Group's employees in the UK, the Republic of Ireland and South Korea.

The principal plan within the Group is the Tesco PLC Pension Scheme, which is a funded defined benefit pension scheme in the UK, the assets of which are held as a segregated fund and administered by trustees. An independent actuary, using the projected unit method, carried out the latest triennial actuarial assessment of the scheme at 31 March 2005. The scheme deficit at that date was £153m.

Principal Assumptions

The valuations used for IAS 19 have been based on the most recent actuarial valuations and updated by Watson Wyatt Limited to take account of the requirements of IAS 19 in order to assess the liabilities of the schemes at 25 February 2006. The major assumptions, on a weighted average basis, used by the actuaries were as follows:

	2006 %	2005 %
Rate of increase in salaries	4.0	3.9
Rate of increase in pensions in payment	2.7	2.6
Rate of increase in deferred pensions	2.7	2.6
Rate of increase in career average benefits	2.7	2.6
Discount rate	4.8	5.4
Price inflation	2.7	2.6

The main financial assumption is the real discount rate, i.e. the excess of the discount rate over the rate of price inflation. If this assumption increased/decreased by 0.1%, the UK defined benefit obligation would decrease/increase by approximately £110m and the annual UK current service cost would decrease/increase by between £13m-£15m.

Movement in the deficit during the year

The movement of the deficit during the year was as follows:

	2006 £m	2005 £m
Deficit in schemes at beginning of the year	(735)	(674)
Movement in year:		
Current service cost	(328)	(272)
Other finance income	25	4
Contributions	270	437*
Exchange loss	(1)	-
Actuarial loss	(442)	(230)
Deficit in schemes at end of the year	(1,211)	(735)

* Includes additional contribution of £200m paid in February 2005.

Note 9 Explanation of transition to IFRS

Tesco PLC previously prepared its consolidated financial statements under UK Generally Accepted Accounting Principles (UK GAAP). These financial results are the first that the Group has presented under IFRS. As required by IFRS 1 'First time adoption of IFRS', the analysis in the following note shows:

- a reconciliation of profit for the period to 26 February 2005; and
- a reconciliation of equity as at 29 February 2004 (the date of transition to IFRS) and as at 26 February 2005 (date of last UK GAAP financial statements).

Apart from adjustments made for the recent IFRIC clarification on the accounting treatment for fixed rental uplifts and some immaterial balance sheet reclassifications, the information presented below is consistent with that provided in the 'Restatement of financial information for 2004/05 under IFRS' which was made available on the Group's website on 25 May 2005.

Reconciliation of profit for the year ended 26 February 2005

	Reported under UK GAAP*	Share-based payments	Business combinations	Leasing	Employee benefits	Presentation of JVs and associates	Deferred tax	Total IFRS adjustments	Reclass of discontinuing operations	Restated under IFRS
		IFRS 2	IFRS 3	IAS 17	IAS 19	IAS 28/31	IAS 12			
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Revenue	33,974	-	-	-	-	-	-	-	(108)	33,866
Cost of sales	(31,271)	-	-	(11)	(40)	-	-	(51)	91	(31,231)
Gross profit	2,703	-	-	(11)	(40)	-	-	(51)	(17)	2,635
Administrative expenses	(754)	(52)	56	-	(5)	-	-	(1)	23	(732)
Profit/(loss) arising on property related items	53	-	-	(4)	-	-	-	(4)	-	49
Operating profit	2,002	(52)	56	(15)	(45)	-	-	(56)	6	1,952
Share of post-tax profits from joint ventures and associates	130	-	5	4	-	(64)	-	(55)	(1)	74
Finance costs	(269)	-	-	(1)	-	34	-	33	1	(235)
Finance income	99	-	-	-	4	-	-	4	-	103
Profit before tax	1,962	(52)	61	(12)	(41)	(30)	-	(74)	6	1,894
Taxation	(593)	16	-	5	12	32	(13)	52	-	(541)
Discontinuing operation	-	-	-	-	-	-	-	-	(6)	(6)
Profit for the period	1,369	(36)	61	(7)	(29)	2	(13)	(22)	-	1,347

Reconciliation to underlying profit (non-GAAP measure under UK GAAP)

	Reported under UK GAAP*	Share-based payments	Business combinations	Leasing	Employee benefits	Presentation of JVs and associates	Deferred tax	Total IFRS adjustments	Reclass of discontinuing operations	Restated under IFRS
Profit before tax	1,962	(52)	61	(12)	(41)	(30)	-	(74)	6	1,894
Net profit/(loss) on disposal of fixed assets	(53)	-	-	4	-	-	-	4	-	(49)
Integration costs	53	-	-	-	-	-	-	-	-	53
Goodwill amortisation	67	-	(61)	-	-	-	-	(61)	-	6
Underlying profit	2,029	(52)	-	(8)	(41)	(30)	-	(131)	6	1,904

* The above UK GAAP numbers have been adjusted into IFRS format in accordance with IAS 1.

Reconciliation of Equity - As at 29 February 2004 (date of transition to IFRS)

	Reported under UK GAAP*	Business combinations	Employee benefits	Dividends	Investment property	Intangible assets	Leasing	Share-based payments	Impairment of fixed assets	Deferred tax	Other	Restated under IFRS
		IFRS 3	IAS 19	IAS 10	IAS 40	IAS 38	IAS 17	IFRS 2	IAS 36	IAS 12		
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Non-current assets												
Goodwill and intangible assets	965	-	-	-	-	255	-	-	-	-	-	1,220
Property, plant and equipment	14,094	-	-	-	(473)	(255)	29	-	(142)	-	-	13,253
Investment property	-	-	-	-	473	-	-	-	-	-	-	473
Investments in joint ventures and associates	330	-	-	-	-	-	-	-	-	-	1	331
Other investments	6	-	-	-	-	-	-	-	-	-	-	6
Deferred tax assets	-	-	-	-	-	-	-	-	-	-	12	12
	15,395	-	-	-	-	-	29	-	(142)	-	13	15,295
Current assets												
Inventories	1,199	-	-	-	-	-	-	-	-	-	-	1,199
Trade and other receivables	826	-	(12)	-	-	-	(3)	-	-	-	-	811
Investments	430	-	-	-	-	-	-	-	-	-	(430)	-
Cash and cash equivalents	670	-	-	-	-	-	-	-	-	-	430	1,100
	3,125	-	(12)	-	-	-	(3)	-	-	-	-	3,110
Current liabilities												
Trade and other payables	(4,364)	-	10	365	-	-	(1)	-	-	-	3	(3,987)
Financial liabilities												
- *Borrowings*	(844)	-	-	-	-	-	(3)	-	-	-	-	(847)
Current tax payable	(308)	-	-	-	-	-	-	-	-	-	-	(308)
Provisions	-	-	-	-	-	-	-	-	-	-	(4)	(4)
	(5,516)	-	10	365	-	-	(4)	-	-	-	(1)	(5,146)
Net current liabilities	(2,391)	-	(2)	365	-	-	(7)	-	-	-	(1)	(2,036)
Non-current liabilities												
Financial liabilities												
- Borrowings	(4,346)	-	-	-	-	-	(30)	-	-	-	-	(4,376)
Post-employment benefit obligations	-	-	(674)	-	-	-	-	-	-	-	-	(674)
Other non-current liabilities	(22)	-	-	-	-	-	-	-	-	-	(3)	(25)
Deferred tax liabilities	(579)	-	199	-	-	-	1	17	15	(79)	(12)	(438)
Provisions	(14)	-	-	-	-	-	2	-	-	-	4	(8)
	(4,961)	-	(475)	-	-	-	(27)	17	15	(79)	(11)	(5,521)
Net assets	**8,043**	**-**	**(477)**	**365**	**-**	**-**	**(5)**	**17**	**(127)**	**(79)**	**1**	**7,738**
Equity												
Share capital	384	-	-	-	-	-	-	-	-	-	-	384
Share premium account	3,470	-	-	-	-	-	-	-	-	-	-	3,470
Other reserves	40	-	-	-	-	-	-	-	-	-	-	40
Retained earnings	4,104	-	(477)	365	-	-	(5)	17	(127)	(79)	1	3,799
Equity attributable to equity holders of the parent	**7,998**	**-**	**(477)**	**365**	**-**	**-**	**(5)**	**17**	**(127)**	**(79)**	**1**	**7,693**
Minority interests	45	-	-	-	-	-	-	-	-	-	-	45
Total equity	**8,043**	**-**	**(477)**	**365**	**-**	**-**	**(5)**	**17**	**(127)**	**(79)**	**1**	**7,738**

* The above UK GAAP numbers have been adjusted into IFRS format (in accordance with IAS 1)

Reconciliation of Equity - As at 26 February 2005 (date of last UK GAAP financial statements)

	Reported under UK GAAP*	Business combinations	Employee benefits	Dividends	Investment property	Intangible assets	Leasing	Share-based payments	Impairment of fixed assets	Deferred tax	Other	Restated under IFRS
		IFRS 3	IAS 19	IAS 10	IAS 40	IAS 38	IAS 17	IFRS 2	IAS 36	IAS 12		
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Non-current assets												
Goodwill and intangible assets	1,044	58	-	-	-	306	-	-	-	-	-	1,408
Property, plant and equipment	15,495	-	-	-	(565)	(306)	49	-	(152)	-	-	14,521
Investment property	-	-	-	-	565	-	-	-	-	-	-	565
Investments in joint ventures and associates	407	5	-	-	-	-	4	-	-	-	-	416
Other investments	7	-	-	-	-	-	-	-	-	-	-	7
Deferred tax assets	-	-	-	-	-	-	-	-	-	-	14	14
	16,953	63	-	-	-	-	53	-	(152)	-	14	16,931
Current assets												
Inventories	1,309	-	-	-	-	-	-	-	-	-	-	1,309
Trade and other receivables	1,002	-	(230)	-	-	-	(3)	-	-	-	-	769
Investments	346	-	-	-	-	-	-	-	-	-	(346)	-
Cash and cash equivalents	800	-	-	-	-	-	-	-	-	-	346	1,146
	3,457	-	(230)	-	-	-	(3)	-	-	-	-	3,224
Current liabilities												
Trade and other payables	(5,374)	-	14	410	-	-	(17)	(8)	-	-	1	(4,974)
Financial liabilities												
- Borrowings	(477)	-	-	-	-	-	(5)	-	-	-	-	(482)
Current tax payable	(221)	-	-	-	-	-	-	-	-	-	-	(221)
Provisions	-	-	-	-	-	-	-	-	-	-	(3)	(3)
	(6,072)	-	14	410	-	-	(22)	(8)	-	-	(2)	(5,680)
Net current liabilities	(2,615)	-	(216)	410	-	-	(25)	(8)	-	-	(2)	(2,456)
Non-current liabilities												
Financial liabilities												
- Borrowings	(4,511)	-	-	-	-	-	(52)	-	-	-	-	(4,563)
Post-employment benefit obligations	-	-	(735)	-	-	-	-	-	-	-	-	(735)
Other non-current liabilities	(20)	-	-	-	-	-	-	-	-	-	(1)	(21)
Deferred tax liabilities	(731)	-	279	-	-	-	6	41	17	(94)	(14)	(496)
Provisions	(19)	-	-	-	-	-	7	-	-	-	6	(6)
	(5,281)	-	(456)	-	-	-	(39)	41	17	(94)	(9)	(5,821)
Net assets	**9,057**	**63**	**(672)**	**410**	**-**	**-**	**(11)**	**33**	**(135)**	**(94)**	**3**	**8,654**
Equity												
Share capital	389	-	-	-	-	-	-	-	-	-	-	389
Share premium account	3,704	-	-	-	-	-	-	-	-	-	-	3,704
Other reserves	40	-	-	-	-	-	-	-	-	-	-	40
Retained earnings	4,873	63	(672)	410	-	-	(11)	33	(135)	(94)	3	4,470
Equity attributable to equity holders of the parent	**9,006**	**63**	**(672)**	**410**	**-**	**-**	**(11)**	**33**	**(135)**	**(94)**	**3**	**8,603**
Minority interests	51	-	-	-	-	-	-	-	-	-	-	51
Total equity	**9,057**	**63**	**(672)**	**410**	**-**	**-**	**(11)**	**33**	**(135)**	**(94)**	**3**	**8,654**

* The above UK GAAP numbers have been adjusted into IFRS format (in accordance with IAS 1)

Notes to the reconciliations of equity and profit

The following describes the most significant adjustments arising from the transition to IFRS.

Share-based payments (IFRS 2)

Share option schemes

The main impact of IFRS 2 for the Group is the expensing of employees' and directors' share options.

The expense is calculated with reference to the fair value of the award on the date of grant and is recognised over the vesting period of the scheme, adjusted to reflect actual and expected levels of vesting. We have used the Black-Scholes model to calculate the fair value of options on their grant date.

In the 2004/05, application of IFRS 2 results in a pre-tax charge to the Income Statement of £48m; the pre-tax effect is partially offset by a deferred tax credit of £16m. Deferred tax is calculated based on the difference between the market price at the Balance Sheet date and the option exercise price. As a result the tax effect will not correlate to the charge. The excess of the deferred tax over the cumulative Income Statement charge at the tax rate is recognised in equity (in 2004/05 this amounted to a credit of £9m to retained earnings). The deferred tax asset recognised in February 2004 and February 2005 relating to the share option schemes are £25m and £49m respectively.

Share bonus schemes

Under UK GAAP we expensed share bonus schemes by applying the rules of UITF 17. Whereas the UK GAAP P&L charge was based on the intrinsic value of the award, the IFRS 2 charge is based on the fair value. This results in an additional charge of £4m to the Income Statement in 2004/05.

As a result of IFRS, deferred tax assets recognised under UK GAAP relating to share bonus schemes have reduced by approximately £8m at both the 2004 and 2005 Balance Sheet dates.

Goodwill arising on Business Combinations (IFRS 3)

Under IFRS 3, goodwill is not amortised on a straight-line basis but instead is subject to annual impairment testing. Consequently, the goodwill balances were reviewed for impairment as at February 2004 and February 2005 and no impairment adjustments were identified.

In terms of adjustments to the Income Statement in 2004/05, the non-amortisation of goodwill results in an increase in pre-tax profits of £61m. There are no associated tax impacts.

In the February 2005 Balance Sheet, a foreign exchange gain of £2m has been recognised through reserves relating to the non-amortisation of goodwill; therefore, the total adjustment to net assets relating to goodwill amounts to £63m.

Recognition of dividends (IAS 10 – Post balance sheet events)

Under IFRS, dividends declared after the Balance Sheet date are not recognised as a liability as at that Balance Sheet date.

The final dividend of £365m declared in April 2004 relating to the 2003/04 financial year has been reversed in the opening IFRS Balance Sheet and charged to equity in the Balance Sheet as at 26 February 2005. Similarly, the final dividend accrued for the 2004/05 financial year of £410m has been reversed in the IFRS Balance Sheet as at 26 February 2005 and has been charged to equity in 2005/06.

Leasing (IAS 17)

There are two impacts that have arisen from the adoption of IAS 17 – firstly, the reclassification of some leases between operating and finance leases, and secondly on the treatment of fixed rental uplifts.

Reclassification between operating and finance leases

The finance lease tests under UK GAAP and IFRS are broadly similar except that IAS 17 requires the Group to consider property leases in their component parts (i.e. land and building elements separately).

Following a detailed review of our property lease portfolio, a small number of 'building' leases have been reclassified as finance leases and brought onto the Balance Sheet as at 29 February 2004, based on the

criteria of IAS 17. As at 29 February 2004, this led to a relatively small increase in fixed assets, and a similar increase in the finance lease creditor.

The following adjustments have been made at the opening Balance Sheet and as at 26 February 2005:

	29 February 2004	26 February 2005
	£m	£m
Property, plant & equipment	29	49
Adjustment to net assets	(4)	(5)

The associated impact on the Income Statement of the above is that some UK GAAP operating lease expenses are replaced with depreciation and financing charges for the building elements of the reclassified leases. Over the life of the lease, the total Income Statement charge will remain the same, but the timing of expenses will change, with more of the total expense recognised earlier in the lease term. The net pre-tax impact on the Income Statement is immaterial for the year ended 26 February 2005.

In 2004/05, there is a one-off Income Statement adjustment of £4m, relating to the deferral of some profit from the sale and leaseback deal completed in April 2004, which instead will be recognised over the 25 year lease term.

Fixed rental uplifts

The Group has a number of leases that contain minimum rental uplifts at predetermined rent review dates. Some of these leases are with external landlords and some with the Group's Property Joint ventures. The International Financial Reporting Interpretations Committee (IFRIC) has recently clarified that it is necessary to account for these increases on a straight-line basis over the life of the lease. Previously the Group charged such increases to the Income Statement in the year they arose.

The total amount payable over the life of the lease remains unchanged but the timing of the Income Statement charge changes. The excess of the rent charged to the Income Statement over the cash payment in any given period will be held on the Balance Sheet in Trade and other payables. This change in accounting treatment has the following effect on the Balance Sheets as at February 2004 and February 2005, and the Income Statement for 2004/05.

	29 February 2004 Balance Sheet £m	2004/05 Income Statement £m	26 February 2005 Balance Sheet £m
Operating profit impact	(1)	(12)	(13)
Joint ventures and associates	-	4	4
Deferred tax	-	3	3
Impact on net assets/ profit after tax	(1)	(5)	(6)

Employee benefits (IAS 19)

For UK GAAP reporting, we applied the measurement and recognition policies of SSAP 24 for pensions and other post-employment benefits, whilst providing detailed disclosures for the alternative measurement principles of FRS 17 'Retirement Benefits'.

IAS 19 takes a similar approach to accounting for defined benefit schemes as FRS 17, thus, on transition, the deficit disclosed under FRS 17 has been recognised in the Balance Sheet. At the opening Balance Sheet, this resulted in a pre-tax reduction in net assets of £676m which represented the sum of the deficit plus the reversal of a SSAP 24 debtor in the UK GAAP Balance Sheet as at 28 February 2004. An associated deferred tax asset of £199m was recognised in respect of the pension deficit. Therefore the total adjustment to net assets as at February 2004 was £477m.

Thereafter, we have applied the amendment to IAS 19 which allows actuarial gains and losses to be recognised immediately in the Statement of Recognised Income and Expense i.e. the actuarial gains and losses will be taken directly to equity.

The incremental pre-tax Income Statement charge for 2004/05 from the adoption of IAS 19 is £41m. This is split between the current service cost (increases operating costs by £45m) and the return on plan assets (increases finance income by £4m). The related tax effect of this is a £12m credit to the Income Statement. The actuarial loss on the scheme for the same period, recognised through reserves, is £230m, with an offsetting tax adjustment of £67m.

The February 2005 IAS 19 pension deficit is £735m, with an associated deferred tax of £279m.

Joint ventures (IAS 31) and associates (IAS 28)

The Group applies the equity method of accounting for joint ventures (JVs) and associates, which is largely consistent with how they were accounted for under UK GAAP.

The adoption of IFRS leads to a change in the presentation of the Group's share of the results of JVs and associates. Under UK GAAP, we included our share of JV and associate operating profit before interest and tax and showed our share of their interest and tax in the respective Group lines on the Profit and Loss account. Under IFRS, JV and associate profit is shown as a net figure i.e. post interest and tax. This has the effect of reducing profit before tax for 2004/05, by £32m, but reduces the tax charge by the same amount. Overall, there is no impact on the Group profit after tax as this is purely a presentational change.

Another impact of using the equity method of accounting for JVs and associates under IFRS is that when the Balance Sheet investment in a loss-making JV or associate reduces to zero then no further losses should be recognised in the Income Statement. Under UK GAAP losses would continue to be recognised. This change has led to a small adjustment in the opening Balance Sheet of £1m and an increase in JV and Associate profit of £2m in 2004/05.

Impairment of assets (IAS 36)

Under IAS 36, individual assets are reviewed for impairment when there are any indicators of impairment. Where individual assets do not generate cash flows independently from one another, the impairment reviews are carried out at the 'Cash-Generating Unit' level, which represents the lowest level at which cash flows are independently generated. The illustrative examples in IAS 36 suggest that for retailers this is at the individual store level.

Following impairment reviews as at the opening Balance Sheet date, we identified a small number of stores which required a provision for impairment of £142m. This had the effect of reducing the total fixed asset balance by approximately 1% as at 29 February 2004.

A similar review was performed for 2004/05 but no further stores required an impairment provision. However, due to movements in foreign exchange rates, the overall provision set against fixed assets increased by £10m – this consolidation adjustment has been taken through equity, with no impact on the 2004/05 Income Statement.

IAS 36 has the additional effect of reducing the deferred tax liability by £15m as at 29 February 2004 and £17m as at 26 February 2005 (the movement year-on-year relates to foreign exchange differences which have been taken to equity). The deferred tax adjustments arise because the impairment reviews have reduced the net book values of certain assets qualifying for capital allowances, with no corresponding change in the tax base.

Intangible assets (IAS 38)

Under UK GAAP, we included licences and capitalised development costs within Tangible fixed assets on the Balance Sheet. Under IAS 38, 'Intangible Assets', such items are disclosed separately on the face of the Balance Sheet.

As a result, there is a reclassification of £255m in the opening Balance Sheet, and £306m in the Balance Sheet as at 26 February 2005, between Property, plant and equipment and Intangible assets. There is no impact on the Income Statement from this reclassification.

Investment properties (IAS 40)

Under UK GAAP, we included all owned property assets within Tangible fixed assets on the Balance Sheet. Under IAS 40, 'Investment Properties', we are required to split out any property which earns rental income or is held for capital appreciation.

As a result, there is a reclassification of £473m in the opening Balance Sheet and £565m in the Balance Sheet as at 26 February 2005 between Property, plant and equipment and Investment property. There is no impact on the Income Statement from this reclassification.

Deferred and current taxes (IAS 12)

Under UK GAAP, deferred tax was recognised in respect of all timing differences that had originated but not reversed by the Balance Sheet date and which could give rise to an obligation to pay more or less taxation in the future.

Deferred tax under IAS 12 is recognised in respect of all temporary differences at the Balance Sheet date between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. The change to a Balance Sheet liability method of providing for deferred tax leads to a number of adjustments, as follows:

	Feb 2004 Net assets	04/05 Income statement	04/05 Equity	Feb 2005 Net assets
	£m	£m	£m	£m
Impact of IAS 12	(79)	(13)	(2)*	(94)
Tax effect of accounting changes	232	33	78*	343
Net impact on tax balance/profit after tax	153	20	76	249
JV and associate presentation change (IAS 28/31)		32		
Total impact on tax		52		

* Includes foreign currency translation differences in respect of foreign operations

The significant components of the Balance Sheet adjustments are the recognition of deferred tax assets on the pension deficit and share-based payments, less deferred tax provisions for potential future gains arising from rolled-over gains and for the potential future tax liabilities arising from fair value adjustments recorded for business combinations. Neither of these provisions were previously recognised under FRS 19.

Other adjustments

Other adjustments arise from the reclassification of money market deposits from current asset investments to cash and cash equivalents (as a result of the definition within IAS 7 'Cash Flow Statements') and other minor presentation differences.

NOTE 10 Adoption of IAS 32 and IAS 39

The Group adopted IAS 32 'Financial Instruments: Presentation and Disclosure' and IAS 39 'Financial Instruments: Recognition and Measurement' from 27 February 2005. The Group has taken the exemption available under IFRS 1 'First Time Adoption of IFRS' not to restate comparatives for IAS 32 and IAS 39. The analysis below details the transitional adjustments arising from the adoption of IAS 32 and IAS 39 as at 27 February 2005:

	Reported under IFRS (excluding IAS 32 and 39)	Financial Instruments: Presentation and Disclosure IAS 32	Financial Instruments: Recognition and Measurement IAS 39	Restated for IAS 32 and IAS 39
	£m	£m	£m	£m
Non-current assets				
Goodwill and intangible assets	1,408	-	-	1,408
Property, plant and equipment	14,521	-	-	14,521
Investment property	565	-	-	565
Investments in joint ventures and associates	416	-	(10)	406
Other investments	7	-	(7)	-
Deferred tax assets	14	-	-	14
	16,931	-	(17)	16,914
Current assets				
Inventories	1,309	-	-	1,309
Trade and other receivables	769	-	(64)	705
Derivative financial instruments	-	-	40	40
Cash and cash equivalents	1,146	-	-	1,146
	3,224	-	(24)	3,200
Current liabilities				
Trade and other payables	(4,974)	-	475	(4,499)
Financial liabilities				
- Borrowings	(482)	-	(63)	(545)
- Derivative financial instruments	-	-	(258)	(258)
Current tax liabilities	(221)	-	-	(221)
Provisions	(3)	-	-	(3)
	(5,680)	-	154	(5,526)
Net current liabilities	(2,456)	-	130	(2,326)
Non-current liabilities				
Financial liabilities				
- Borrowings	(4,563)	-	(53)	(4,616)
- Derivative financial instruments and other liabilities	-	(228)	(174)	(402)
Post-employment benefit obligations	(735)	-	-	(735)
Other non-current liabilities	(21)	-	-	(21)
Deferred tax liabilities	(496)	-	28	(468)
Provisions	(6)	-	-	(6)
	(5,821)	(228)	(199)	(6,248)
Net assets	**8,654**	**(228)**	**(86)**	**8,340**
Equity				
Share capital	389	-	-	389
Share premium account	3,704	-	-	3,704
Other reserves	40	-	-	40
Retained earnings	4,470	(228)	(86)	4,156
Equity attributable to equity holders of the parent	8,603	(228)	(86)	8,289
Minority interests	51	-	-	51
Total equity	**8,654**	**(228)**	**(86)**	**8,340**

Notes to the adjustment of equity at 27 February 2005 for IAS 32 and IAS 39.

1. The Group has entered into an agreement with the Samsung Corporation to purchase the remaining shares of Samsung Tesco still held by Samsung. These shares are expected to be purchased in three tranches in 2007, 2011 and 2012. The purchase will reflect the market value of these shares at the date of acquisition.

   Under IAS 32, the net present value of the future payments are shown as a financial liability, the forecast value of which was £228m at February 2005.

2. In 2003, the Group monetised profitable interest rate swaps. The amount realised was held in deferred income and amortised through the interest line in the Income Statement.

   On transition to IAS 32 and IAS 39, the remaining credit balance held in deferred income, £163m, is transferred to retained earnings.

   Under IFRS 1, there is a corresponding credit of £163m to the value of financial liabilities, which is subsequently amortised through the interest line in the Income Statement.

   The net effect is a transfer of £163m from deferred income to financial liabilities, with no impact on the Income Statement and net assets.

3. Other adjustments are due to the marking-to-market of financial instruments and the reclassification of other creditors and debtors which are defined as net borrowings under IFRS.

4. The deferred tax impacts of the introduction of IAS 32/39 at 27 February 2005 is £28m.

NOTE 11 Annual Review

Copies of the 2006 Annual Review and Summary Financial Statement will be sent to all shareholders. Copies of the 2006 Annual Report and Financial Statements will be sent to shareholders who have requested them. Copies of both documents will be available late May 2006 from the Company Secretary, Tesco PLC, PO Box 18, Delamare Road, Cheshunt, Waltham Cross, Hertfordshire, EN8 9SL. These documents will also be available on the internet at www.tesco.com

NOTE 12 AGM

The Annual General Meeting will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE on Friday 7th July 2006 at 11am